EXHIBIT 23.1
Consent of Independent Auditors

The Board of Directors
Preferred Voice, Inc.

We hereby consent to the use in the Form 10-K filing of our report dated June 26, 2012 relating to the balance sheets of Preferred Voice, Inc: as of March 31, 2012 and 2011 and statements of operations, changes in shareholders' equity, and cash flows for the years ended March 31, 2012 and 2011, which are contained in that filing.

Philip Vogel & Co. PC

Dallas, Texas

June 26,2012